Exhibit 99.1

Alta Global Reports Surge in Demand for its 20-Week Warrior Training Programs at UFC Gyms

●	Through its partnership with UFC Gym Group, Alta launched pre-sales of its Warrior Training Program in Costa Mesa & Huntington Beach, California on November 4 and demand is significantly outpacing initial projections

●	Former Invicta FC Atomweight Champion and UFC veteran Jessica Penne hosted a session at UFC Gym Costa Mesa and Huntington Beach last week, engaging a full house of participants eager to embark on their journey through the new Alta & UFC Gym Warrior Training Program

●	Buoyed by early success, UFC Gym plans to expand the Warrior Training Program to their 150+ locations globally, capitalizing on the appetite for experiential fitness programs in the combat sports sector; More gyms to roll out in California in early 2025

New York, NY / December 4, 2024 – Alta Global Group (NYSE American: MMA) (“Alta” or the “Company”), a pioneering technology company dedicated to transforming the landscape of martial arts and combat sports training, today reported a strong start for its partnership with UFC Gym Group. Alta’s innovative 20-week Warrior Training Program, which transforms beginners into combat athletes, has seen a surge in demand, with sign-ups in the past few weeks, significantly outpacing initial projections. Leveraging its social and ambassadorial reach, and mobile marketing platform, Alta has been reaching more MMA fans and enhancing customer acquisition.

Developed by Alta and exclusively offered in partnership with UFC Gym, the 20-Week Warrior Program is an unprecedented opportunity for UFC fans, blending world-class coaching with the thrill of competing in a professionally organized MMA fight finale. The finale event offers participants the chance to step into the Octagon and emulate their UFC heroes, fighting in front of cheering friends, family, and fans—a once-in-a-lifetime experience. At $1,500 per participant, the 20-week program delivers unmatched value for a premium experience.

UFC Gym locations in Costa Mesa and Huntington Beach are reporting strong enrolment numbers, driven by the leadership of elite trainers such as current UFC fighter Cub Swanson and MMA veteran Jamie Fletcher, with more gyms across Southern California preparing to roll out the program in early 2025.

“We are excited to see a great reception to our Warrior Training Program in its initial launch with UFC Gym in Southern California, well recognized as a trend-setting region,” stated Nick Langton, Founder and CEO of Alta Global Group. “The program promotion was supercharged with UFC veteran Jessica Penne inspiring a new generation of MMA enthusiasts and fighters last week at our first two UFC gyms. Early adoption of our program highlights what we believe is pent up demand and Alta is delivering exactly what the market seeks.”

ABOUT UFC GYM®

UFC GYM® is the first major brand extension of UFC®, the world’s premier MMA organization, created in alliance with New Evolution Ventures™ (NeV), developers of many of the world’s most successful fitness brands. As the first to unite the benefits of MMA with fitness, the brand is not what you expect, and more than you can imagine. UFC GYM’s TRAIN DIFFERENT® approach provides members with the ultimate fitness experience and programming that secures results for all ages and training levels. With over 150 locations opened and 700 additional locations currently in development globally, UFC GYM has revolutionized the fitness industry and positively impacted countless lives worldwide. UFC GYM offers the opportunity to own and operate a franchise domestically and internationally. For more information, please visit www.ufcgym.com.

Follow UFC GYM through the below platforms:

●	FACEBOOK - Facebook.com/UFCGYM

●	YOUTUBE - Youtube.com/UFCGYM

●	INSTAGRAM, TIKTOK & X - @UFCGYM

ABOUT ALTA GLOBAL GROUP LIMITED

Alta Global Group Limited is a technology company that is seeking to increase consumer participation in martial arts and combat sports whilst building upon existing community offerings within the sector. Alta currently has three business units designed to provide services to and monetize all key stakeholders in the sector, namely fans, participants, coaches, gym owners and athletes.

●	TrainAlta (www.trainalta.com) partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners.

●	Hype (www.hype.co) is a mobile marketing platform designed to help gym owners, coaches and athlete partners grow revenue from their followers and audiences in today’s age of social media.

●	MixedMartialArts.com (www.mixedmartialarts.com) is a leading platform for the MMA community, providing access to MMA news and media, fighter data, fight schedules and access to the legendary Underground forum.

For further information about Alta Global Group Limited (NYSE American: MMA), please visit www.altaglobalgroup.com.

Follow us on social media via Facebook, X, Instagram, or LinkedIn @trainalta.

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created and has accepted the terms and conditions and/or a previous license agreement to run the Warrior Training Program. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Registration Statement to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts:

Peter Jarmain – peter@trainalta.com

Veronic Stranc - veronica.stranc@ufcgym.com>

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